SECURITIES AND EXCHANGE COMMISSION

02018397

RECEIVED FEB 28 2002 352 (SEC MAIL PROCESSING SECTION stamp)

So 3/4/02 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Advisors Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7315 Wisconsin Avenue
(No. and Street)

Bethesda, MD 20814
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein, Chief Financial Officer (301)280-1120
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard,	**McLean,**	**VA**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

THE ADVISORS GROUP, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Advisors Group, Inc.:

We have audited the accompanying statement of financial condition of The Advisors Group, Inc. (a wholly owned subsidiary of Acacia Financial Corporation) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Advisors Group, Inc., at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 8, 2002

THE ADVISORS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,784,894
Deposits with clearing organizations	110,000
Commissions and fees receivable from the clearing organizations and broker dealers	1,089,715
Accounts receivable	78,143
Federal income taxes receivable from Acacia Financial Corporation	11,179
Office equipment (net of accumulated depreciation of $441,159)	437,245
Deferred tax assets	7,757
Prepaid expenses and other assets	413,965
TOTAL ASSETS	$ 3,932,898

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 1,273,352
Accrued expenses and other liabilities	338,391
Accrued commissions	523,528
Unearned income	14,965
Total liabilities	2,150,236
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,500 shares	15
Additional paid-in capital	3,039,008
Accumulated deficit	(1,256,361)
Total stockholder's equity	1,782,662
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,932,898

THE ADVISORS GROUP, INC.

NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

The Advisors Group, Inc. (the "Company") is registered as an investment advisor under the Investment Advisors Act of 1940. The Company's parent, Acacia Financial Corporation ("Financial"), is a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life"). The Company is also a securities broker/dealer and is registered under the Securities Exchange Act of 1934. The Company provides discount brokerage services and also acts as underwriter and distributor for variable insurance products, primarily through the registered field representatives of Acacia Life.

The Company also provides investment advisory services to individuals and businesses. The Company's advisory services include general financial planning services, specific investment advisory services, portfolio monitoring services, and asset allocation advisory services. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services.

The Company has an agreement with a third party to clear its securities transactions on a fully disclosed basis and carry its customer accounts. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

2. SIGNIFICANT ACCOUNTING POLCIES

Basis of Presentation - This financial statement has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. See Note 3, Related Party Transactions, for additional information.

Use of Estimates in the Preparation of Financial Statements - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Equipment - Equipment and purchased software are recorded at cost, less an allowance for depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for equipment and 3 years for purchased software.

Income Taxes - The Company will file a consolidated tax return with Financial. Consolidated tax results are generally distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

3. RELATED PARTY TRANSACTIONS

The Company, Acacia Life and affiliates provide various administrative services to each other. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Costs of these services are allocated in accordance with an Administrative Services and Paymaster Agreement between the Company and Acacia Life and resulted in net payments of approximately $3,900,000 from the Company to Acacia Life in 2001.

Acacia Life leases premises and equipment on behalf of the Company and certain affiliates. The Company was allocated approximately $293,000 for its share of the lease costs.

The Company distributes Variable Universal Life and Variable Annuity contracts for Acacia National Life, an affiliate. The Company recorded commissions from Acacia National Life that approximated $5,501,000 for the year ended December 31, 2001.

Pursuant to an agreement with Acacia Life, the Company recorded approximately $15,347,000 of revenue in 2001 relating to commissions and fees generated by account managers of Acacia Life.

The Company distributes shares of certain Calvert mutual funds, an affiliate, on behalf of an affiliated broker dealer. The commissions earned for the sale of these products approximated $317,000 during the year ended December 31, 2001. In addition, the Company received reimbursement of $145,000 from the affiliate for the clearing fees that were incurred for these transactions. At December 31, 2001, commissions receivable included approximately $111,000 that was due to an affiliated broker dealer.

4. EMPLOYEE BENEFIT PLANS

Certain Company employees are included in a noncontributory defined benefit plan sponsored by Ameritas Holding Company ("AHC") for national headquarters, financial center, and subsidiary company employees. Effective July 1, 1992, this plan was curtailed and no additional benefits are earned under the Plan.

At December 31, 2000, the Company's balance sheet included a prepaid pension asset of approximately $28,000 that was related to the defined benefit pension plan. During 2001, Financial acquired the Company's prepaid pension asset for an equal amount of cash and assumed any future liability that may be associated with this plan.

Active employees of the Company are included in a contributory defined contribution benefit plan of AHC. Contributions to this plan are included in the allocation of benefit expenses from Acacia Life. Included in the benefit allocation was approximately $181,000 for the year ended December 31, 2001, for the Company's contributions to the defined contribution plan.

The Company has a long-term incentive plan covering certain active employees of the Company. Payments under these Plans are based on the attainment of certain goals set by the Company. As of December 31, 2001, the Company has accrued approximately $26,000 for these plans.

5. INCOME TAXES

Deferred taxes represent the net tax affect of temporary differences between assets and liabilities for financial reporting and tax purposes as of December 31, 2001:

Deferred tax assets:	
Compensation accruals	$ 34,367
Unearned income	2,499
Total deferred assets	36,866
Deferred tax liabilities:	
State income taxes	452
Excess of depreciation for tax purposes over recorded amount for book purposes	28,657
Total deferred liabilities	29,109
Net deferred tax assets	$ 7,757

6. CONTINGENT LIABILITIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the Company's financial statements.

7. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital of $477,073, which was $227,073 in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 4.51 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

February 8, 2002

To the Board of Directors of
The Advisors Group, Inc.:

In planning and performing our audit of the statement of financial condition of The Advisors Group, Inc. (the "Company") for the year ended December 31, 2001, (on which we issued our report dated February 8, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as define above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP